

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 15, 2008

Mr. Michael Raleigh
Chief Executive Officer, Chief Financial Officer
43010, Inc.
4400 Route 9 South, #1000
Freehold, New Jersey 07728

> **Re: 43010, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-51886**

Dear Mr. Raleigh:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief